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                                                                  EXHIBIT (a)(7)

               VAN KAMPEN SENIOR FLOATING RATE FUND TENDER OFFER

         CHICAGO (May 8, 2000) -- Van Kampen Senior Floating Rate Fund announced today that it is supplementing its tender offer. The offer is subject to the terms and conditions set forth in the Offer to Purchase and the Letter of Transmittal, each dated April 20, 2000, as supplemented on May 8, 2000. The common shares are being tendered for at a price equal to the net asset value per common share determined as of 5:00 p.m., Eastern Standard time, on May 19, 2000, the expiration date, unless extended. The offer and withdrawal rights will expire, as of 12:00 Midnight, Eastern Standard time, on May 19, 2000 unless extended. An early withdrawal charge will be imposed on most common shares accepted for payment that have been held for less than one year.

         As indicated in the Trust's current prospectus, the Board of Trustees currently intends, each quarter, to consider authorizing the Trust to make tender offers for its common shares in order to attempt to provide liquidity to its investors. The offer is not conditioned on any minimum number of common shares that must be tendered. The Fund may purchase under the modified tender offer up to 54,534,630 of its outstanding common shares of beneficial interest. The number of common shares tendered through May 5, 2000 was approximately 262,000.



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         The Van Kampen Senior Floating Rate Fund tender offer is being made only by the Offer to Purchase and the related letter of Transmittal, each dated April 20, 2000, as supplemented on May 8, 2000. Questions and requests for assistance, for current net asset value quotes, or for copies of the Offer to Purchase, Letter of Transmittal, and any other tender offer documents may be directed to Van Kampen by calling 1-800-341-2911.

         Van Kampen Investments Inc. is one of the nation's largest investment management companies with more than $100 billion in assets under management or supervision, as of March 31, 2000. The company offers more than 50 open-end mutual funds, 39 closed-end funds, and has sponsored over 2,700 series of fixed, tax-exempt and equity unit investment trusts. Van Kampen is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co.

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